Issuer Free Writing Prospectus dated February 19, 2026 (Relating to Preliminary Prospectus Supplement dated February 19, 2026) Filed Pursuant to Rule 433 Registration Statement Nos. 333-275203, 333-275203-01, 333-275203-02 and 333-275203-03

Equinix Asia Financing Corporation Pte. Ltd.

$700,000,000 4.400% Senior Notes due 2031

The information in this pricing term sheet relates only to the offering of notes by Equinix Asia Financing Corporation Pte. Ltd. and should be read together with (i) the preliminary prospectus supplement dated February 19, 2026 relating to the offerings of such notes (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the related base prospectus dated February 13, 2026, each filed pursuant to Rule 424(b) under the Securities Act of 1933. The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Equinix Asia Financing Corporation Pte. Ltd. (the “Issuer”)

Guarantor:	Equinix, Inc.

Securities:	4.400% Senior Notes due 2031 (the “notes”)

Ratings:*	Moody’s: Baa1 (stable)
S&P: BBB+ (stable)
Fitch: BBB+ (stable)

Distribution:	SEC Registered (Registration Nos. 333-275203 , 333-275203-01, 333-275203-02 and 333-275203-03)

Listing:	None

Principal Amount:	$700,000,000

Scheduled Maturity Date:	March 15, 2031

Benchmark Treasury:	UST 3.750% due January 31, 2031

Benchmark Treasury Price and Yield:	100-14¾ / 3.647%

Spread to Benchmark Treasury:	+85 bps

Yield to Maturity:	4.497%

Public Offering Price:	99.566% plus accrued interest, if any, from March 5, 2026

Gross Proceeds to Issuer before Estimated Expenses:	$696,962,000

Coupon (Interest Rate):	4.400% per annum

Interest Payment Dates:	March 15 and September 15 of each year, commencing on September 15, 2026

Interest Record Dates:	March 1 and September 1 of each year

Optional Redemption:	Prior to February 15, 2031 (one month prior to the maturity date of the notes) (the “Par Call Date”), the Issuer may redeem the notes at the Issuer’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 15 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon, if any, to but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon, if any, to but excluding, the redemption date.

Use of Proceeds:	To fund the acquisition of additional properties or businesses, fund development opportunities, and to provide for working capital and other general corporate purposes, including but not limited to refinancing upcoming maturities and for repayment of existing borrowings.

Redemption upon a Tax Event:	The Issuer may redeem any of the notes, in whole but not in part, at its option, at any time upon giving not less than 10 nor more than 60 days’ prior notice to the holders and the trustee at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption (“Tax Event Redemption Date”) and all Additional Amounts (if any) then due and which will become due on the Tax Event Redemption Date as a result of the redemption or otherwise, subject to the conditions discussed under “Description of Notes—Redemption upon a Tax Event” in the Preliminary Prospectus Supplement with respect to such notes.

Trade Date:	February 19, 2026

Settlement Date:	It is expected that delivery of the notes will be made against payment therefor on or about March 5, 2026, which is the tenth business day following the date of pricing of the notes (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to closing will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

CUSIP:	29447KAA3

ISIN:	US29447KAA34

Joint Lead Managers:	Citigroup Global Markets Singapore Pte. Ltd.
Goldman Sachs (Singapore) Pte.
J.P. Morgan Securities Asia Private Limited
Morgan Stanley Asia (Singapore) Pte.

Book-Running Manager:	ING Financial Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer or the Guarantor has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Citigroup Global Markets Singapore Pte. Ltd. at +65 6657 1965, Goldman Sachs (Singapore) Pte. at +65 6889 1000, J.P. Morgan Securities Asia Private Limited at +65 6882 1802, Morgan Stanley Asia (Singapore) Pte. at Tel: +65 6834 6888 or ING Financial Markets LLC at 1-877-446-4930.

Singapore Securities and Futures Act - This pricing term sheet has not been and will not be registered as a prospectus with the Monetary Authority of Singapore (the “MAS”). Accordingly, this pricing term sheet and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore (the “SFA”)) pursuant to Section 274 of the SFA, or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA and, (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore.

Any reference to the SFA is a reference to the Securities and Futures Act 2001 of Singapore and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term or provision as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Where interest, discount income, early redemption fee or redemption premium is derived from any of the notes by any person who is not resident in Singapore and who carries on any operation in Singapore through a permanent establishment in Singapore, the tax exemption available for qualifying debt securities (subject to certain conditions) under the Income Tax Act 1947 of Singapore (the “ITA”) shall not apply if such person acquires such notes using the funds and profits of such person’s operations through a permanent establishment in Singapore. Any person whose interest, discount income, early redemption fee or redemption premium derived from any of the notes is not exempt from Singapore income tax (including for the reasons described above) shall include such income in a return of income made under the ITA.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.